Pursuant to Rule 424(b)(5)
Registration No. 333-86035
Prospectus Supplement
to Prospectus Dated February 9, 2000

FORD LOGO

$1,500,000,000

7.45% Global Landmark Securities™ (“GlobLS™”)

due July 16, 2031

(to be consolidated and form a single series with the
$1,800,000,000 7.45% GlobLS™ due July 16, 2031 issued on July 16, 1999)

     The 7.45% GlobLS™ due July 16, 2031 (the “Notes”)of Ford Motor Company will mature on July 16, 2031 and will pay interest on January 16 and July 16 of each year, beginning on January 16, 2001. Ford may not redeem the Notes before they mature, unless certain events involving United States taxation occur.

     The Notes offered hereby are a further issuance of the $1,800,000,000 aggregate principal amount of 7.45% GlobLS™ due July 16, 2031 described in Ford’s Prospectus Supplement dated July 9, 1999 and issued on July 16, 1999. The Notes offered hereby will be consolidated and form a single series with such previously issued notes and will have the same Common Code, International Security Identification Number (ISIN) and CUSIP Number as the previously issued notes.

     The Notes are being offered for sale in the United States, Europe and Asia. Application has been made to have the Notes listed and traded on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

	Per Note	Total

Initial Public Offering Price	94.377%	$1,415,655,000

Underwriting Discounts and Commissions	0.700%	$10,500,000

Proceeds, before expenses, to Issuer	93.677%	$1,405,155,000

     The initial public offering price set forth above does not include accrued interest which must be paid by the purchaser. Interest on the Notes will accrue from July 16, 2000 and must be paid by the purchaser for the period from July 16, 2000 to the date of delivery. Ford expects that delivery of the Notes will be made to investors on or about August 1, 2000. See “Underwriting” for a discussion of expenses in connection with this offering.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

     On or about August 1, 2000, Ford will sell the Notes to the following underwriters, who will offer and sell them to investors. These underwriters are committed to purchase the Notes from Ford if certain conditions are met.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Merrill Lynch & Co.	Salomon Smith Barney

Prospectus Supplement dated July 26, 2000

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document and the Prospectus.

      The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and the accompanying Prospectus. Admission to the Official List is not to be taken as an indication of the merits of the issuer or of the Notes.

      This Prospectus Supplement and accompanying Prospectus include particulars given in compliance with the requirements of the Singapore Exchange Securities Trading Limited for the purpose of giving information with regard to Ford. Ford accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and accompanying Prospectus. No one has been authorized to provide you with different information.

      The Notes are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this Prospectus Supplement or in the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, Japan and Singapore, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement and accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law.

      In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$” are to United States dollars.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD

William Clay Ford, Jr.

Chairman of the Board
John R.H. Bond
Director
Michael D. Dingman
Director
Edsel B. Ford II
Director
William Clay Ford
Director
Irvine O. Hockaday, Jr.
Director
Marie-Josée Kravis
Director
Ellen R. Marram
Director
Homer A. Neal
Director
Jorma J. Ollila
Director
Carl E. Reichardt
Director
Robert E. Rubin
Director
John L. Thornton
Director
Jacques A. Nasser
Director, President and
Chief Executive Officer
W. Wayne Booker
Vice Chairman
James D. Donaldson
Group Vice President — Global
Business Development
Carlos E. Mazzorin
Group Vice President — Global Purchasing and South America
James J. Padilla
Group Vice President — Global Manufacturing
Richard Parry-Jones
Group Vice President — Global Product
Development and Quality
Wolfgang Reitzle
Group Vice President — Premier
Automotive Group
Robert L. Rewey
Group Vice President — Global Consumer
Services and North America
John M. Rintamaki
Group Vice President and Chief of Staff,
General Counsel and Secretary
Henry D. G. Wallace
Group Vice President and Chief Financial
Officer
Gurminder S. Bedi
Vice President — North American Truck
William W. Boddie
Vice President —
Global Core Engineering
Mei Wei Cheng
Vice President
(President, Ford Motor (China) Ltd.)
William J. Cosgrove
Vice President — Chief of Staff and
Chief Financial Officer,
Premier Automotive Group
Terrall M. de Jonckheere
Vice President —
Ford South America Operations
Wayne S. Doran
Vice President
(Chairman, Ford Motor
Land Development Corporation)
Mark Fields
Vice President
Bobbie A. Gaunt
Vice President
(President and CEO,
Ford Motor Company
Canada, Limited)
Louise K. Goeser
Vice President — Quality
Elliott S. Hall
Vice President — Dealer Development
Earl J. Hesterberg
Vice President (Vice President — Marketing, Sales and Service, Ford of Europe, Inc.)

Mark W. Hutchins
Vice President
(President, Lincoln and Mercury)
I. Martin Inglis
Vice President — Ford North America
Michael D. Jordan
Vice President (President,
Automotive Consumer Services Group)
Brian P. Kelley
Vice President — ConsumerConnect
Vaughn A. Koshkarian
Vice President — Ford Asia
Pacific Operations
Roman J. Krygier
Vice President — Powertrain Operations
Martin Leach
Vice President (Vice President — Product
Development, Ford of Europe, Inc.)
Malcolm S. Macdonald
Vice President and Treasurer
J. C. Mays
Vice President — Design
Janet Mullins Grissom
Vice President — Washington Affairs
David L. Murphy
Vice President — Human Resources
James G. O’Connor
Vice President
(President, Ford Division)
Helen O. Petrauskas
Vice President — Environmental and
Safety Engineering
William F. Powers
Vice President — Research
Neil W. Ressler
Vice President and Chief Technical Officer Research and Vehicle Technology
Dennis E. Ross
Vice President and Chief Tax Officer
Shamel T. Rushwin
Vice President —
Vehicle Operations
Nicholas V. Scheele
Vice President
(Chairman, Ford of Europe, Inc.)
James C. Schroer
Vice President — Global Marketing
William A. Swift
Vice President and Controller
Frank M. Taylor
Vice President — Material Planning and Logistics
Chris P. Theodore
Vice President — North America Car
David W. Thursfield
Vice President (President,
Ford of Europe)
Alex P. Ver
Vice President — Advanced
Manufacturing Engineering
Jason H. Vines
Vice President — Communications
Donald A. Winkler
Vice President (Chairman and
Chief Executive Officer,
Ford Motor Credit Company)
James A. Yost
Vice President — Chief Information Officer
Martin B. Zimmerman
Vice President — Governmental Affairs
Rolf Zimmermann
Vice President
(Chairman, Ford Werke AG)

      All of the officers listed above are full-time employees of Ford or its subsidiaries.

CAPITALIZATION

      The capitalization of Ford and its subsidiaries at June 30, 2000 is as follows (in millions of U.S. dollars):

	Outstanding	Additional
	June 30,	Long-term
	2000	Indebtedness

Automotive

Debt payable within one year, including the current portion of long-term debt	$862

Long-term debt	9,942

Minority interests in net assets of subsidiaries	86

Financial Services

Debt	149,063

Minority interests in net assets of subsidiaries	480

Ford-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated notes of Ford	674

Total debt	159,867

Notes offered hereby	—	$1,500

Stockholders’ Equity

Preferred Stock, par value $1.00 per share (aggregate liquidation preference of $177 million)	*
Common Stock, par value $1.00 per share

Issued and outstanding — 1,151 million shares	1,151
Class B Stock, par value $1.00 per share

Issued and outstanding — 71 million shares	71

Capital in excess of par value of stock	4,936

Accumulated other comprehensive income	(2,934)

ESOP loan and treasury stock	(1,404)

Earnings retained for use in business	22,823

Total stockholders’ equity	24,643

Total capitalization	$185,750

* Less than 1 million.

      Except as set forth herein, there has been no material change in the capitalization of Ford since June 30, 2000 to the date of this Prospectus Supplement. See, “Financial Review — Recent Developments — Shareholder Value Enhancement Plan” for a discussion of a proposed recapitalization of Ford (the “recapitalization”).

DESCRIPTION OF NOTES

      This description of terms of the Notes adds information to the description of the general terms and provisions of Debt Securities in the Prospectus. If this summary differs in any way from the summary in the Prospectus, you should rely on this summary. The Notes are part of the $3,000,000,000 aggregate principal amount of Debt Securities of Ford, which were registered in February 2000, to be issued on terms to be determined at the time of sale.

General

      The Notes will initially be limited to $1,500,000,000 aggregate principal amount, will be unsecured obligations of Ford and will mature on July 16, 2031. The Notes will bear interest from July 16, 2000 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on January 16 and July 16 of each year, commencing January 16, 2001, to the persons in whose names the Notes are registered at the close of business on the preceding January 1 and July 1, respectively, subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Notes offered hereby are a further issuance of the $1,800,000,000 aggregate principal amount of 7.45% GlobLS™ due July 16, 2031 described in Ford’s Prospectus Supplement dated July 9, 1999 and issued on July 16, 1999. The Notes offered hereby will be consolidated and form a single series with such previously issued notes and will have the same Common Code, International Security Identification Number (ISIN) and CUSIP Number as the previously issued notes.

      The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes will, together with the Notes, constitute a single series of Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

Book-Entry, Delivery and Form

      The Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Global Notes in definitive form will not be issued. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold their interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, société anonyme (“Clearstream Luxembourg”) or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued,

Ford will appoint a paying agent and transfer agent in Singapore and has appointed Banque Internationale à Luxembourg S.A. as paying agent and transfer agent in Luxembourg.

Same-Day Settlement and Payment

      Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Ford in immediately available funds.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected by the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a Depository Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Ford will, subject to the exceptions and limitations set forth below, pay as additional interest on each series of Notes, such additional amounts as are necessary in order that the net payment by Ford or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford becomes or will become obligated to pay additional amounts as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford or any affiliate, that results in a substantial probability that Ford will or may be required to pay such additional amounts, then Ford may, at its option, redeem, as a whole, but not in part, Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford is entitled to redeem the Notes pursuant to their terms.

Notices

      Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg, and on the Singapore Exchange Securities Trading Limited, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times . Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption for non-United States persons (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “Certain United States Federal Tax Considerations — United States Federal Taxation of Non-United States Persons — Income and Withholding Tax”) can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status). Copies of IRS Form W-8BEN may be obtained from the Luxembourg listing agent.

      Exemption for non-United States persons with effectively connected income (IRS Form W-8ECI). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI (Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

      Exemption or reduced rate for non-United States persons entitled to the benefits of a treaty (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status).

      Exemption for United States persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

      United States federal income tax reporting procedure. A beneficial owner of a Note is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “Certain United States Federal Tax Considerations — United States Federal Taxation of Non-United States Persons — Income and Withholding Tax”, if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Treasury Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

      In the opinion of Shearman & Sterling, special tax counsel to Ford, and counsel for the Underwriters, the discussion set forth below is a summary of certain of the material United States federal income tax considerations that may be relevant to a prospective purchaser of Notes. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (“Treasury Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis) or differing interpretation.

      This summary is for general information only and does not purport to address all of the federal income tax consequences that may be applicable to a holder of Notes. The tax treatment of a holder of Notes will vary depending on its particular situation. For example, certain holders, including, but not limited to, individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, United States persons (as defined below) whose functional currency (as defined in Section 985 of the Code) is not the United States dollar, and persons holding Notes as part of a hedging transaction, “straddle,” conversion transaction or other integrated transaction may be subject to special rules not discussed below. In addition, this discussion only addresses the tax consequences of the purchase, ownership and disposition of Notes to holders that acquire Notes on original issuance and who hold the Notes as capital assets within the meaning of Section 1221 of the Code. As used herein, the term “United States person” means a beneficial owner of a Note who or that is for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) a trust or estate the income of which is subject to United States federal income taxation regardless of its source. As used herein, the term “non-United States person” means a beneficial owner of a Note that is not a United States person.

      EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF HOLDING AND DISPOSING OF THE NOTES.

United States Federal Taxation of United States Persons

Payments of Interest

      A United States person that holds a Note generally will be required to report as ordinary income for United States federal income tax purposes interest received or accrued on the Note in accordance with the United States person’s method of tax accounting.

      Because a portion of the initial purchase price of a Note will be allocable to interest that has accrued prior to the issue date (“pre-issuance accrued interest”), a portion of the stated interest payable on the first payment date may be treated as a nontaxable return of such pre-issuance accrued interest, rather than as a taxable payment of interest under the Note.

Sale, Exchange or Retirement of Notes

      A United States person’s adjusted tax basis in a Note generally will equal the purchase price paid therefore, reduced by any principal payments and any payments treated as a nontaxable return of pre-issuance accrued interest on the Note. Upon the sale, exchange or retirement (including redemption) of a Note, a United States person that holds a Note generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement of the Note (other than any amount attributable to accrued but unpaid interest on the Note not previously included in income which shall be treated as ordinary income) and the adjusted tax basis in the Note.

      Under current law, net capital gains of individuals generally are subject to a maximum federal tax rate of 20% for capital assets held more than one year. The deductibility of capital losses is subject to limitations.

United States Federal Taxation of Non-United States Persons

Income and Withholding Tax

      Subject to the discussion of backup withholding below:

(i) payments of principal and interest (including pre-issuance accrued interest) on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to certain payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to certain payments of principal and interest made by Ford or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “Income and Withholding Tax” has been provided under applicable procedures or the certification described in clause (x)(c) in Paragraph (i) under “Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Treasury Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD

      We were incorporated in Delaware in 1919. We acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and we manage these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	renting and leasing of cars and trucks and renting industrial and construction equipment, and other activities

      The mailing address of Ford’s executive offices is One American Road, Dearborn, Michigan 48126. The telephone number of such offices is (313) 322-3000.

SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford:

	Six Months Ended
	or at June 30*		Years Ended or at December 31

	2000	1999	1999	1998	1997	1996	1995

	(Unaudited)		(in millions except per share and unit sales amounts)

Consolidated Statement of Income Information
Automotive

Sales	$73,541	$67,143	$136,973	$119,083	$122,935	$118,023	$110,496

Operating income	3,725	4,537	8,379	6,685	6,946	2,516	3,281

Net income	2,604	3,097	5,721	4,752	4,714	1,655	2,056

Financial Services Revenues	13,872	12,313	25,585	25,333	30,692	28,968	26,641

Income before gain on spin-off of The Associates and income taxes	1,407	1,236	2,579	2,483	3,857	4,222	3,539

Gain on spin-off of The Associates	—	—	—	15,955	—	—	—

Income before income taxes	1,407	1,236	2,579	18,438	3,857	4,222	3,539

Net income	841	735	1,516	17,319	2,206	2,791	2,083
Discontinued operations

Income from discontinued operations	309	485	—	—	—	—	—

Loss on spin-off of discontinued operations	2,252	—	—	—	—	—	—
Total Ford

Net income	1,502	4,317	7,237	22,071	6,920	4,446	4,139
Amounts Per Share of Common Stock and Class B Stock After Preferred Stock Dividends

Basic earnings per share from continuing operations	2.87	3.17	—	—	—	—	—

Basic earnings per share — net income	1.25	3.57	5.99	18.17	5.75	3.73	3.58

Diluted earnings per share from continuing operations	2.81	3.09	—	—	—	—	—

Diluted earnings per share — net income	1.22	3.48	5.86	17.76	5.62	3.64	3.33

Consolidated Balance Sheet Information
Automotive

Total assets	101,357	92,974	105,181	88,744	85,079	79,658	72,772

Debt payable within one year	862	1,205	1,602	1,121	1,129	1,661	1,832

Long-term debt — noncurrent portion	9,942	9,972	10,542	8,713	7,047	6,495	5,475
Financial Services

Total assets	183,223	161,253	171,048	148,801	194,018	183,209	170,511

Debt	149,063	132,226	139,919	122,324	160,071	150,205	141,317
Total Ford

Total assets	284,580	256,165	276,229	237,545	279,097	262,867	243,283

Debt	159,867	143,403	152,063	132,158	168,247	158,361	148,624

Stockholders’ equity	24,643	26,327	27,537	23,409	30,734	26,762	24,547

Other Data
Total Ford

Cash dividends	1,578	1,122	2,290	5,348	2,020	1,800	1,559

Capital expenditures	3,416	2,993	8,535	8,617	8,717	8,651	8,997

Depreciation and amortization	7,231	6,965	14,943	14,329	13,583	12,791	11,719

Worldwide vehicle unit sales of cars and trucks (in thousands)	3,902	3,703	7,220	6,823	6,947	6,653	6,606

*	Consistent with Visteon’s treatment as a discontinued operation beginning in the first quarter 2000, Visteon’s results and financial condition have been excluded from all amounts in these two columns.

FINANCIAL REVIEW OF FORD

Second Quarter 2000

      In addition to specific explanations discussed below, comparisons between Ford’s 2000 and 1999 second quarter results are influenced by the following: on June 28, 2000, Ford distributed 130 million shares of Visteon Corporation (“Visteon”) by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock, which represented its 100% ownership interest. Throughout this discussion, Visteon is reflected as a discontinued operation. Visteon’s results and financial condition have been excluded from all amounts except total net income and total earnings per share.

Second Quarter 2000 Results of Operations

      Ford’s worldwide results were a net loss of $577 million in the second quarter of 2000, or $(0.47) per diluted share of Common and Class B Stock. This compares with second quarter earnings in 1999 of $2,338 million, or $1.89 per diluted share (second quarter 1999 earnings included a one-time inventory-related profit reduction of $146 million for Volvo Car). Second quarter 2000 earnings include a one-time, non-cash charge of $2,252 million resulting from the spin-off of Visteon and charges of $1,019 million for asset impairment and restructuring costs related to Ford’s Ford-brand automotive operations in Europe. As supplemental information, excluding these one-time charges, Ford’s earnings in the second quarter would have been $2,694 million, or $2.20 per diluted share. Worldwide sales revenue was $44.5 billion in the second quarter of 2000, up $2.6 billion from a year ago. Unit sales of cars and trucks were 1,991,000, up 63,000 units.

      Results by business sector for the second quarter of 2000 and 1999 are shown below (in millions).

	Second Quarter
	Net Income/(Loss)

			2000
			O/(U)
	2000	1999	1999

Automotive Sector	$1,052	$1,651	$(599)

Financial Services Sector	461	407	54

Total continuing operations	1,513	2,058	(545)

Net income from discontinued operation	162	280	(118)

Loss on spin-off of discontinued operation	(2,252)	—	(2,252)

Total Company	$(577)	$2,338	$(2,915)

Automotive Sector

      Worldwide earnings for Ford’s automotive sector were $1,052 million in the second quarter of 2000, on sales of $37.4 billion. Earnings in the second quarter of 1999 were $1,651 million, on sales of $35.5 billion.

      Details of second quarter automotive sector earnings from continuing operations are shown below (in millions).

	Second Quarter
	Net Income/(Loss)

			2000
			O/(U)
	2000	1999	1999

North American Automotive	$1,843	$1,698	$145
Automotive outside North America

- Europe	(863)	81	(944)

- South America	(63)	(117)	54

- Rest of World	135	(11)	146

Total Automotive outside North America	(791)	(47)	(744)

Total Automotive Sector	$1,052	$1,651	$(599)

      Automotive sector earnings in North America were $1,843 million in the second quarter of 2000, on sales of $27.7 billion. In the second quarter of 1999, earnings were $1,698 million, on sales of $25.5 billion. The increase in earnings reflects primarily increased volume and higher net revenue. The after-tax return on sales for Ford’s automotive sector in North America was 6.7% in the second quarter of 2000, unchanged from a year ago.

      In the second quarter of 2000, 4.9 million new cars and trucks were sold in the United States, up from 4.7 million units a year ago. Ford’s share of those unit sales was 24.9% in the second quarter of 2000, up 2/10 of a percentage point from a year ago. The improvement in market share reflects primarily strong market acceptance of Ford’s brands.

      Ford’s automotive sector losses in Europe were $863 million in the second quarter of 2000, compared with earnings of $81 million a year ago (second quarter 1999 European earnings included a one-time inventory-related profit reduction of $125 million for Volvo Car). As an additional step toward Ford’s milestone to improve results outside the U.S., Ford performed an extensive business review of the Ford brand operations in Europe in the second quarter of 2000. The review was performed to address Ford’s performance in the competitive and regulatory environment in Europe and its concern regarding overcapacity. The review included an assessment of operating costs and Ford brand manufacturing requirements in Europe. As a result, the Company recorded a charge of $1,019 million in the second quarter of 2000. This charge included $715 million for asset impairments and $304 million for restructuring costs. The restructuring charge included separation costs of $277 million and other exit-related costs of $27 million. Separation includes a workforce reduction of about 3,300 employees (2,900 hourly and 400 salaried) related to the planned cessation of vehicle production at the Dagenham (U.K.) Body and Assembly Plant, which will occur in two phases (in the third quarter 2000 and by first quarter 2002). Excluding this charge, Ford’s European results, as a whole, would have been a profit of $156 million.

      In the second quarter of 2000, 4.8 million new cars and trucks were sold in Ford’s nineteen primary European markets, down 25,000 units from a year ago. Ford’s share of those unit sales was 9.6% in the second quarter of 2000, down 1.4 percentage points from a year ago, reflecting a decrease in demand for Ford branded vehicles.

      Ford’s automotive sector results in South America were a loss of $63 million in the second quarter of 2000, compared with a loss of $117 million a year ago. The improvement reflects primarily improved vehicle margins resulting from cost reductions, product mix, and pricing.

      In the second quarter of 2000, approximately 350,000 new cars and trucks were sold in Brazil, compared with 336,000 a year ago. Ford’s share of those unit sales was 9.3% in the second quarter of 2000, down 1.1 percentage points from a year ago. The decline in market share reflects primarily aggressive marketing actions by competitors.

      Automotive sector earnings outside North America, Europe and South America (“Rest of World”) were $135 million in the second quarter of 2000, compared with losses of $11 million in the second quarter of 1999. The improvement in earnings reflects primarily improved results at Mazda and other Asia Pacific operations.

Financial Services Sector

      Earnings of Ford’s Financial Services sector consist primarily of two segments, Ford Credit and Hertz. Details of second quarter Financial Services sector earnings are shown below (in millions).

	Second Quarter
	Net Income/(Loss)

			2000
			O/(U)
	2000	1999	1999

Ford Credit	$388	$335	$53

Hertz	104	88	16

Minority Interests, Eliminations, and Other	(31)	(16)	(15)

Total Financial Services Sector	$461	$407	$54

Memo: Ford’s share of earnings in Hertz	$84	$71	$13

      Ford Credit’s consolidated net income in the second quarter of 2000 was $388 million, up $53 million or 16% from 1999. Compared with 1999, the increase in earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher operating costs, including employee separation programs associated with the restructuring of North American operations.

      Earnings at Hertz in the second quarter of 2000 were $104 million (of which $84 million was Ford’s share), compared with earnings of $88 million (of which $71 million was Ford’s share) a year ago. The increase in earnings reflects primarily strong volume performance in the worldwide car rental market.

Discontinued Operation — Visteon

      Visteon’s second quarter 2000 earnings were $162 million, compared with $280 million in the same period a year ago. The decrease in earnings reflects primarily a one-time price realignment of 5 percent with respect to products sold to Ford that resulted from a joint Ford-Visteon competitive pricing study.

Value Enhancement Plan

      In April, 2000, Ford’s Board of Directors approved in principle a recapitalization of Ford, known as the Value Enhancement Plan. The recapitalization will be effected through the merger of Ford Value Corporation, a wholly owned subsidiary of the Company, with and into Ford pursuant to a Recapitalization Agreement and Plan of Merger, dated as of June 27, 2000 (the “Agreement”). On June 27, 2000, Ford’s Board of Directors approved the Agreement. The recapitalization is subject to shareholder approval; shareholders of record on June 27, 2000 are eligible to vote on the recapitalization at a special meeting of shareholders scheduled for August 2, 2000.

      In the recapitalization, holders of Ford’s Common and Class B stock will exchange each share of Common or Class B stock for one share of a new class of Common or Class B stock

(depending on the class owned before the recapitalization) and, at the holders’ option, one of the following: (1) $20 in cash, subject to adjustment, (2) a fraction of a share of a new class of common stock with a value of $20, calculated as provided in the Agreement, or (3) a combination of cash and a new class of common stock, with an aggregate value of $20, also calculated as provided in the Agreement, with the relative cash and stock portions determined pursuant to a formula intended to result in a shareholder maintaining approximately 99% of his or her percentage ownership interest in Ford. The total cash distributed in the recapitalization will be limited to $10 billion.

Land Rover

      On June 30, 2000, Ford purchased the Land Rover business from the BMW Group for a purchase price of approximately three billion euros. Approximately two-thirds of the purchase price (equivalent to $1.9 billion at June 30, 2000) was paid at the time of closing. The remainder will be paid in 2005. The acquisition involves the entire Land Rover line of products, and related assembly and engineering facilities. It does not include Rover’s passenger car business or financial services business.

      The acquisition will be accounted for as a purchase. The assets purchased, liabilities assumed and the results of operations of Land Rover will be included in Ford’s financial statements on a consolidated basis beginning in the third quarter of 2000. Ford expects the Land Rover acquisition to be accretive to earnings in 2002, but have a negative impact on earnings in the near-term. Ford expects the impact of the Land Rover acquisition on earnings to be adverse by approximately 10-15 cents per share in the second half of 2000, plus there is the potential for an inventory-related profit reduction in the third quarter of 2000.

Full-Year 1999

      On March 31, 1999, Ford purchased AB Volvo’s worldwide passenger car business (“Volvo Car”). Our 1999 results and financial condition discussed below include the results and financial condition of Volvo Car since the date of acquisition.

      Ford’s worldwide net income was $7,237 million in 1999, or $5.86 per diluted share of Common and Class B Stock. Earnings in 1998 were $22,071 million, or $17.76 per diluted share. This includes a one-time, non-cash gain of $15,955 million that resulted from our spin-off of The Associates in 1998. The following unusual items were included in our 1999, 1998, and 1997 net income (in millions):

	Automotive Sector

				Rest	Total	Financial
	North		South	of	Auto	Services
	America	Europe	America	World	Sector	Sector

1999

Gain from the sale of our interest in AutoEuropa to Volkswagen AG in the first quarter		$165			$165

Inventory-related profit reduction for Volvo Car in the second quarter	$(16)	$(125)		$(5)	$(146)

Visteon-related postretirement adjustment in the third quarter (incl. in Total Auto Sector)					$(125)

Employee separation costs in the third quarter	$(88)				$(88)	$(23)

Lump-sum payments relating to ratification of the 1999 United Auto Workers and Canadian Auto Workers contracts in the fourth quarter	$(103)				$(103)

Total 1999 unusual items	$(207)	$40	—	$(5)	$(297)	$(23)

1998

Non-cash gain from our spin-off of The Associates in the first quarter						$15,955

Employee separation costs in the fourth quarter	$(248)	$(137)	$(81)		$(466)	$(6)

Write-off of our net exposure in Kia Motors Company in the fourth quarter	$(42)			$(44)	$(86)

Charge in the fourth quarter to transfer our Batavia, Ohio transmission plant to a new joint venture company formed by ZF Friedrichshafen AG and us to manufacture continuously variable transmissions	$(73)				$(73)

Total 1998 unusual items	$(363)	$(137)	$(81)	$(44)	$(625)	$15,949

1997

Gain resulting from Hertz IPO in the second quarter						$269

Write-down of surplus assets in the second quarter resulting from the discontinuation of passenger car production at the Lorain Assembly Plant	$(97)				$(97)

Employee termination costs in the second quarter relating to the elimination of a shift at the Halewood (England) Plant		$(44)			$(44)

Loss on the sale of the heavy truck business in the second quarter	$(28)				$(28)

Total 1997 unusual items	$(125)	$(44)	—	—	$(169)	$269

      Ford’s worldwide revenues were $162.6 billion in 1999, up $18.2 billion from 1998. Ford sold 7,220,000 cars and trucks in 1999, up 397,000 units from 1998. This increase in unit sales reflects primarily the addition of Volvo Car. Stockholders’ equity was $27.5 billion at December 31, 1999, up $4.1 billion compared with December 31, 1998.

1999 Results of Operations

      Results of Ford’s operations by business sector for the full-year 1999, 1998, and 1997 are shown below (in millions):

	Full Year
	Net Income

	1999	1998		1997

Automotive Sector	$5,721	$4,752		$4,714

Financial Services Sector (excluding The Associates)	1,516	1,187		1,374

Gain on spin-off of The Associates	—	15,955		—

The Associates (net of Minority Interest)	—	177	*	832

Total Company	$7,237	$22,071		$6,920

*	Through March 12, 1998

Automotive Sector 1999 Results of Operations

      Details of full-year Automotive sector earnings for 1999, 1998, and 1997 are shown below (in millions):

	Full-Year
	Net Income/(Loss)

	1999	1998	1997

North American Automotive	$6,137	$4,612	$4,434
Automotive Outside North America

— Europe	28	193	273

— South America	(452)	(226)	40

— Rest of World	133	173	(33)

Total Automotive Outside North America	(291)	140	280

Visteon-related postretirement adjustment	(125)	—	—

Total Automotive Sector	$5,721	$4,752	$4,714

      Worldwide earnings for the Automotive sector were $5,721 million in 1999 on sales of $137 billion, compared with $4,752 million in 1998 on sales of $119.1 billion. The increase in earnings reflects improved results in North America, offset partially by lower earnings in all other geographic markets. Adjusted for constant volume and mix, total costs in the Automotive sector declined $1 billion compared with 1998.

      Automotive sector earnings in North America were $6,137 million in 1999 on sales of $100.3 billion, compared with $4,612 million in 1998 on sales of $87.4 billion. The earnings improvement reflects primarily increased sales volume, an improved mix of light trucks and luxury cars, lower costs, and the non-recurrence of 1998’s unusual items, offset partially by higher interest expense, lump-sum payments related to the ratification of union contracts in 1999, and costs related to employee separation programs in 1999. The after-tax return on sales for the Automotive sector in North America was 6.2% in 1999, up 9/10 of a percentage point from 1998.

      In 1999, approximately 17.4 million new cars and trucks were sold in the United States, up from 16 million units in 1998. Ford’s share of those unit sales was 23.9% in 1999, down 7/10 of a percentage point. The decrease in market share reflects primarily capacity constraints on several key products due to strong demand in the United States market.

      Automotive sector earnings in Europe were $28 million in 1999, a $165 million reduction from a year ago. The deterioration is explained by lower market share for Ford-branded vehicles, primarily Mondeo and Fiesta, and unfavorable vehicle mix, offset partially by the non-recurrence of 1998’s employee separation costs, lower taxes, the impact of 1999’s unusual items, and the addition of Volvo Car.

      In 1999, approximately 17 million new cars and trucks were sold in Ford’s fifteen primary European markets, up from 16.1 million units in 1998. Ford’s share of those unit sales was 10.6% in 1999, up 4/10 of a percentage point from a year ago. The increase in share is more than explained by the addition of Volvo Car.

      The Automotive sector in South America lost $452 million in 1999, compared with a loss of $226 million in 1998. The decline in earnings reflects primarily lower industry sales, lower market share in Brazil, weak economic conditions, devaluation of the Brazilian currency, and increased competition, offset partially by lower costs and the non-recurrence of 1998’s employee separation costs.

      In 1999, approximately 1.3 million new cars and trucks were sold in Brazil, compared with 1.6 million in 1998. Ford’s share of those unit sales was 9.7% in 1999, down 3.4 percentage points from a year ago. In the fourth quarter of 1999, Ford’s market share in Brazil was 10.8%, down 8/10 of a percentage point. These declines in market share reflect increased competition from new and existing manufacturers who are aggressively competing for the lower industry volume.

      During December 1999, Ford completed the legal restructuring of its operations in Brazil, which included the realignment of its operations and the retirement of U.S. Dollar debt. Based on business changes, events in 1999, and the current business plan for Ford in Brazil, management has decided that a change in functional currency from the U.S. Dollar to the Real is required by Statement of Financial Accounting Standards No. 52 (“SFAS 52”) for the Automotive Segment. The Real will be the primary currency of the environment in which Ford Brazil will operate. This change, effective January 1, 2000, has resulted in a one-time write-down of Ford Brazil’s fixed assets and inventories of about 350 million, which reduced other comprehensive income. Visteon’s Brazilian operations will continue to use the U.S. Dollar as its functional currency.

      Automotive sector earnings outside North America, Europe and South America (“Rest of World”) were $133 million in 1999, compared with earnings of $173 million in 1998. The decline in earnings reflects primarily higher taxes and lower sales volume, offset partially by Ford’s share of the profit improvement at Mazda and the non-recurrence of a write-off of Ford’s net exposure to Kia Motors Company in 1998. New car and truck sales in Australia, Ford’s largest market in Rest of World, were approximately 787,000 units in 1999, down 2.6 percentage points from a year ago. In 1999, combined car and truck market share in Australia was 16.1%, up 2/10 of a percentage point from 1998.

      Visteon operations, included in the Automotive sector for 1999, earned $735 million on revenues of $19,366 million in 1999, compared with $703 million on revenues of $17,762 million in 1998. This earnings improvement reflects primarily cost reductions, the consolidation of Halla Climate Control, and increased North American truck volume, offset partially by negotiated price reductions, compensation factors, and foreign currency translation. Visteon’s after-tax return on sales in 1999 was 3.9%, unchanged from a year ago.

Financial Services Sector Results of Operations

      Details of full-year Financial Services sector earnings for 1999, 1998, and 1997 are shown below (in millions):

	Full-Year
	Net Income/(Loss)

	1999	1998		1997

Ford Credit	$1,261	$1,084		$1,031

Hertz	336	277		202

Gain on sale of Common Stock of Hertz	—	—		269

Minority Interests, Eliminations, and Other	(81)	(174)		(128)

Financial Services (excluding The Associates)	1,516	1,187		1,374

The Associates (net of Minority Interest)	—	177	*	832

Gain on spin-off of The Associates	—	15,955		—

Total Financial Services Sector	$1,516	$17,319		$2,206

Memo: Ford’s share of earnings in Hertz	$273	$224		$168

*	Through March 12, 1998

1999 Compared with 1998

      Earnings of our Financial Services sector consist primarily of two segments, Ford Credit and Hertz. Ford Credit’s consolidated net income in 1999 was $1,261 million, up $177 million or 16% from 1998. Compared with 1998, the increase in full-year earnings reflects primarily higher financing volumes and improved credit loss performance, offset partially by higher operating costs. Higher operating costs reflect primarily operating costs of recent acquisitions, costs associated with the restructuring of financing operations, and employee separation programs.

      Earnings at Hertz in 1999 were $336 million (of which $273 million was Ford’s share). In 1998, Hertz had earnings of $277 million (of which $224 million was Ford’s share). The increase in earnings reflects primarily strong demand and continuing cost efficiency improvements.

INDUSTRY DATA AND MARKET SHARE

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Six Months
	Ended
	June 30*		Years Ended December 31

	2000	1999	1999	1998	1997	1996	1995

Cars	9.1	8.6	8.7	8.2	8.3	8.6	8.6

Trucks	9.1	8.5	8.7	7.8	7.2	6.9	6.5

* Seasonally adjusted rates.

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Six Months
	Ended
	June 30		Years Ended December 31

	2000	1999	1999	1998	1997	1996	1995

Cars	20.2%	19.6%	19.6%	19.2%	19.7%	20.6%	20.9%

Trucks	28.6	29.6	28.2	30.2	31.1	31.1	31.9

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford were as follows for each of the periods indicated:

		Years Ended December 31
	Six Months Ended
	June 30, 2000	1999	1998		1997	1996	1995

Ford Motor Company	2.0 *	2.2	3.7	**	2.0	1.6	1.6

*	Excludes earnings and fixed charges of Visteon.
**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

      For purposes of the ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

UNDERWRITING

      Ford is selling the Notes to the Underwriters named below under an Underwriting Agreement dated July 26, 2000 and a Pricing Agreement dated July 26, 2000. The Underwriters, and the amount of the Notes each of them has agreed to purchase from Ford, are as follows:

Principal Amount
Underwriters	of Notes

Bear, Stearns & Co. Inc.	$500,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	500,000,000

Salomon Smith Barney Inc.	500,000,000

Total	$1,500,000,000

      Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

      The Underwriters have advised Ford that they propose initially to offer all or part of the Notes directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, to certain brokers and dealers a concession not in excess of 0.250% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford except as set forth in the Underwriting Agreement and the Pricing Agreement.

      Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

      The Notes are a new issue of securities with no established trading market. Ford has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

      All secondary trading in the Notes will settle in immediately available funds. See “Description of Notes — Same-Day Settlement and Payment” and “— Global Clearance and Settlement Procedures”.

      Ford has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford estimates that it will spend approximately $765,000 for registration fees and for printing, rating agency and other expenses (excluding underwriting discounts and commissions) related to this offering. The Underwriters have agreed to reimburse Ford $2,355,000 for certain expenses incurred by Ford in connection with the offering of the Notes.

      It is expected that delivery of the Notes will be made against payment therefor on or about August 1, 2000, which is the fourth business day following the date hereof (such settlement cycle being herein referred to as “T+4”). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+4 settlement.

      In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford and certain of its affiliates.

LEGAL OPINIONS

      The legality of the Notes offered hereby will be passed on for Ford by John M. Rintamaki, Esq., Group Vice President and Chief of Staff, General Counsel and Secretary of Ford, or other counsel satisfactory to the Underwriters, and for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Mr. Rintamaki is a full-time employee of Ford and owns, and holds options to purchase, shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Certificate of Incorporation and the By-Laws of Ford and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford’s current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale à Luxembourg S.A. in Luxembourg. Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford and this Prospectus Supplement and accompanying Prospectuses, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale à Luxembourg S.A., 69 route d’Esch L-1470, Luxembourg.

      Application has also been made to list the Notes on the Singapore Exchange Securities Trading Limited. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Restated Certificate of Incorporation and By-Laws of Ford will be available for inspection at the offices of The Bank of New York, One Temasek Avenue #02-01, Millenia Tower, Singapore 039192. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford may be obtained, free of charge, at the offices of The Bank of New York in Singapore.

      The annual financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectuses by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectuses incorporating by reference their report dated January 28, 2000 on Ford’s audited financial statements for the financial year ended December 31, 1999.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford since December 31, 1999.

      Various legal, arbitration or administrative proceedings are pending or may be instituted in the future against Ford and its subsidiaries, some of which could result in Ford being required to make substantial expenditures. For a discussion of various legal and other proceedings affecting Ford, see the discussions of legal proceedings in our Annual Report on Form 10-K for the year ended December 31, 1999 (“1999 10-K Report”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (“First Quarter 2000 10-Q Report”). Except as otherwise disclosed or contemplated in our 1999 10-K Report or our First Quarter 2000 10-Q Report, neither Ford nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford on April 13, 2000.

      The Notes have been assigned Euroclear and Clearstream Luxembourg Common Code No. 009984194, International Security Identification Number (ISIN) US345370CA64 and CUSIP No. 345370CA6.

[FORD LOGO]

$3,000,000,000

Debt Securities

          This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000.

      This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

      You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Our principal executive offices are located at:

           Ford Motor Company
The American Road
Dearborn, Michigan 48121
313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2000.

WHERE YOU CAN FIND MORE INFORMATION
FORD MOTOR COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

  You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1998 (our “1998 10-K Report”).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (collectively, our “10-Q Reports”).

•	Current Reports on Form 8-K dated January 14, 1999, January 21, 1999, January 28, 1999, February 2, 1999, February 5, 1999, April 12, 1999, April 15, 1999, July 15, 1999, October 18, 1999, January 14, 2000, January 26, 2000 and February 4, 2000

      You may request copies of these filings at no cost, by writing or telephoning us at the following address:

Ford Motor Company

The American Road
Dearborn, MI 48121
Attn: Shareholder Relations Department
800-555-5259 or 313-845-8540

FORD MOTOR COMPANY

      We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Our business is divided into two business sectors, and we manage these sectors as four primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks
	Visteon Automotive Systems	design, manufacture, sale and service of automotive components and systems

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our “earnings” to our “fixed charges” for each of the years 1995 through 1999 was:

Years Ended December 31

1999	1998	1997	1996	1995

2.2	3.8*	2.0	1.6	1.6

*	Earnings used in calculation of this ratio include $15,955 million gain on the spin-off of our interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

      For purposes of the ratio, “earnings” means the sum of:

•	our pre-tax income,

•	the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

•	our proportionate share of the income of any fifty-percent-owned companies,

•	any income we received from less-than-fifty-percent-owned companies, and

•	our fixed charges.

      “Fixed charges” means the sum of:

•	the interest we pay on borrowed funds,

•	the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

•	the amount we amortize for debt discount, premium, and issuance expense, and

•	one-third of all our rental expenses (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

      We, or our affiliates, will use the net proceeds from the sale of debt securities for general corporate purposes, unless we state otherwise in a prospectus supplement. If we intend to use the proceeds to repay outstanding debt, we will provide details about the debt that is being repaid.

DESCRIPTION OF DEBT SECURITIES

      We will issue debt securities in one or more series under an indenture, dated as of February 15, 1992, between us and The Bank of New York, trustee. The indenture may be supplemented from time to time.

      The indenture is a contract between us and The Bank of New York acting as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an “Event of Default” described below occurs. Second, the trustee performs certain administrative duties for us.

      The indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. We filed the indenture as an exhibit to the registration statement, and we suggest that you read those parts of the indenture that are important to you. You especially need to read the indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. Throughout the summary we have included parenthetical references to the indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

      The debt securities offered by this prospectus will be limited to a total amount of $3,000,000,000, or the equivalent amount in any currency. The indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the indenture.

      The prospectus supplement which will accompany this prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical form;

•	any provisions modifying the defeasance and covenant defeasance provisions;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be our unsecured obligations. The debt securities will rank equally with our other unsecured and unsubordinated indebtedness (parent company only).

      Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

      The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Limitation on Liens

      The indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction does not permit us to have or guarantee any debt that is secured by (1) any of our principal U.S. plants or (2) the stock or debt of any of our subsidiaries that own or lease one of these plants. This restriction does not apply until the total amount of our secured debt plus the discounted value of the amount of rent we must pay under sale and leaseback transactions involving principal U.S. plants exceeds 5% of our consolidated net tangible automotive assets. This restriction also does not apply to any of the following:

•	liens of a company that exist at the time such company becomes our subsidiary;

           •  liens in our favor or in the favor of our subsidiaries;

           •  certain liens given to a government;

•	liens on property that exist at the time we acquire the property or liens that we give to secure our paying for the property; and

           •  any extension or replacement of any of the above. (Section 10.04)

Limitation on Sales and Leasebacks

      The indenture prohibits us from selling and leasing back any principal U.S. plant for a term of more than three years. This restriction does not apply if:

•	we could create secured debt in an amount equal to the discounted value of the rent to be paid under the lease without violating the limitation on liens provision discussed above;

•	the lease is with or between any of our subsidiaries; or

•	within 120 days of selling the U.S. plant, we retire our funded debt in an amount equal to the net proceeds from the sale of the plant or the fair market value of the plant, whichever is greater.

Merger and Consolidation

      The indenture prohibits us from merging or consolidating with any company, or selling all or substantially all of our assets to any company, if after we do so the surviving company would violate the limitation on liens or the limitation on sales and leasebacks discussed above. This does not apply if the surviving company secures the debt securities on an equal basis with the other secured debt of the company. (Sections 8.01 and 8.03)

Events of Default and Notice Thereof

      The indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the prospectus supplement.

      An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The indenture provides that within 90 days after default under a series of debt securities, the trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.01.)

      Annually, we must send to the trustee a certificate describing any existing defaults under the indenture. (Section 10.06.)

      Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable protection from expenses and liability. (Section 6.02.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the trustee how to act under the indenture. (Section 5.12.)

Defeasance and Covenant Defeasance

      Unless the prospectus supplement states otherwise, we will have two options to discharge our obligations under a series of debt securities before their maturity date. These options are known as “defeasance” and “covenant defeasance”. Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities we will not have to comply with the covenants described above under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. In addition, if the prospectus supplement states that any additional covenants relating to that series of debt securities are subject to the covenant defeasance provision in the indenture, then we also would not have to comply with those covenants. (Sections 14.01, 14.02 and 14.03.)

      To elect either defeasance or covenant defeasance for any series of debt securities, we must deposit with the trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the defeasance or covenant defeasance you will not be required to recognize income, gain or loss for Federal income tax purposes and you will be subject to Federal income tax on the same amounts, in the same manner and at the same times as if the defeasance or covenant defeasance had not occurred. For defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date the debt securities were issued. We must also meet other conditions, such as there being no Events of Default. The amount deposited with the trustee can be decreased at a later date if in the opinion of a nationally recognized firm of independent public accountants the deposits are greater than the amount then needed to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. (Sections 14.04 and 14.05.)

      Our obligations relating to the debt securities will be reinstated if the trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. (Section 14.06.) It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an Event of Default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time, using the deposits held in trust or other money. (Section 14.03.)

Modification of the Indenture

      With certain exceptions, our rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in a prospectus supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name.

•	You will not be able to receive a physical certificate for the debt securities.

•	Our obligations, as well as the obligations of the trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. (Section 2.05.) If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

      We may use agents to sell the debt securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      We may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      We may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

General Information

      Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

      John M. Rintamaki, Esq., who is our Group Vice President — General Counsel and Secretary, or another of our lawyers, will give us an opinion about the legality of the debt securities. Mr. Rintamaki owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock.

EXPERTS

      The financial statements and schedules included in our 1998 10-K Report and in our Current Report on Form 8-K dated February 4, 2000 have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. They are incorporated by reference in this prospectus and in the registration statement in reliance upon PwC’s report on those financial statements and schedules given on their authority as experts in accounting and auditing.

      None of the interim financial information included in our 10-Q Report has been audited by PwC. Accordingly, you should restrict your reliance on their reports on such information. PwC’s reports on the interim financial information do not constitute “reports” or “parts” of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

PRINCIPAL OFFICES OF

FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

TRUSTEE

The Bank of New York

101 Barclay Street
New York, New York 10286

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Ford Motor Company as to

United States Law
John M. Rintamaki
Group Vice President and Chief of Staff,
General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126

To the Underwriters as to United States Law and Special United States Tax Counsel to Ford Motor Company Shearman & Sterling 599 Lexington Avenue New York, New York 10022	To the Issue as to Singapore Law Yoong & Partners 24 Raffles Place #22-06 Clifford Centre Singapore 048621

AUDITORS TO

FORD MOTOR COMPANY
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243